UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
JANUS HENDERSON GROUP PLC
(Name of Issuer)

Ordinary Shares, $1.50 per share par value
(Title of Class of Securities)

G4474Y214
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,772,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,772,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,772,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.61%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on March 2, 2022 (the “Statement of CDIs on Issue”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,772,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,772,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,772,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.61%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,772,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,772,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,772,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.61%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,772,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,772,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,772,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.61%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,772,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,772,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,772,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.61%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Partners AM Holdco II, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 85-2619230
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,772,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,772,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,772,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.61%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, and as amended by Amendment No. 8 (“Amendment No. 8”) filed on February 1, 2022 (as amended, the “Schedule 13D”), relating to the Ordinary Shares, $1.50 per share par value (the “Shares”), of Janus Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands (the “Issuer”). The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Items 3, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the filing of Amendment No. 8, Trian AM Holdco has purchased 1,500,000 Shares in the open market for an aggregate purchase price of $46,221,693 (including commissions).  The source of funding for the transactions referred to in this Item 3 was the general working capital of Trian AM Holdco and/or other funds and investment vehicles managed by Trian Management.

Item 5. Interest in Securities of the Issuer
Parts (a) and (c) of Item 5 of the Schedule 13D are hereby amended and supplemented by adding the following information:
(a) As of 4:00 p.m., New York City time, on March 9, 2022, the Reporting Persons beneficially owned, in the aggregate, 29,772,648 Shares, representing approximately 17.61% of the Issuer’s outstanding Shares (calculated based on 169,046,154 Shares outstanding as of February 28, 2022 as reported by the Issuer on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on March 2, 2022).
(c) The transactions described in Item 3 herein, which are incorporated by reference into this Item 5(c), describe all of the transactions in the Shares that were effected since the filing of Amendment No. 8, inclusive of all transactions effected through 4:00 p.m., New York City time, on March 9, 2022.  The purchases of Shares described in Item 3 and set forth in the table below were effected in the open market. The prices set forth in the table below do not include commissions.
Fund	Date	Shares	Price	Type
Trian Partners AM Holdco II, Ltd.	03/07/2022	691,306	$30.0159	Purchase
Trian Partners AM Holdco II, Ltd.	03/08/2022	308,260	$30.6552	Purchase
Trian Partners AM Holdco II, Ltd.	03/09/2022	500,434	$31.9108	Purchase

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplanted by adding the following information:

Pursuant to an agreement dated as of February 1, 2022 between Nelson Peltz and Trian Management, and an agreement dated as of February 1, 2022 between Mr. Garden and Trian Management (collectively, the “Director Fee Agreements”), each of Mr. Peltz and Mr. Garden agreed, among other things, that as long as he is a partner or officer of Trian Management and for a period of ninety days thereafter, Trian Management shall be entitled to direct the disposition and voting of any Shares or other securities that he receives from the Issuer as compensation for his service as a director of the Issuer. Trian Management is also entitled to receive the consideration received as a result of any disposition of such Shares or other securities. The foregoing description of the Director Fee Agreements is a summary only and is qualified in its entirety by reference to the Director Fee Agreements, which are filed as Exhibit 3 and Exhibit 4 hereto and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

3. Agreement dated as of February 1, 2022 between Nelson Peltz and Trian Management

4. Agreement dated as of February 1, 2022 between Edward P. Garden and Trian Management

[INTENTIONALLY LEFT BLANK]

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2022

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS AM HOLDCO II, LTD.

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

Exhibit 3

 As of February 1, 2022

Mr. Nelson Peltz
223 Sunset Avenue, Ste. 223
Palm Beach, Florida 33480

Dear Nelson:

In connection with the investment in Janus Henderson Group plc (“JHG”) by a fund managed by Trian Fund Management, L.P. (“Trian”), you have been appointed to serve as a director of JHG by its Board of Directors (the “Board”).

We understand that, consistent with its practices, JHG may be awarding to you, as a director of JHG, equity compensation in the form of shares of common stock (such equity compensation, “Shares”), and may be paying to you, fees in cash, in addition to the grant of Shares referred to above (collectively, “Fees”).  This is to confirm our prior understanding that you are authorized to accept such Shares and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer or partner of Trian and for a period of 90 days thereafter, you will follow the direction of Trian with respect to (x) the Transfer (as defined below) of such Shares and (y) the Transfer of any other securities (including, without limitation, any stock options, restricted stock units or shares of common stock issuable in exchange for, or upon exercise of, such other securities) of JHG that you may receive as a director of JHG (“Other Securities”).  You further agree that (i) you will request that JHG deliver all Fees directly to an account designated by Trian, (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, “Transfer”) any Shares or Other Securities, without Trian’s prior written consent, which may be withheld in Trian’s sole discretion, (iii) you shall vote all Shares or Other Securities that you hold at any meeting of shareholders of JHG in the manner that you are directed to do so by Trian in its sole discretion and (iv) you shall execute any written consent of the shareholders of JHG as Trian may, in its sole discretion, request that you execute.  Upon any Transfer of all or a portion of any Shares or Other Securities, Trian shall be entitled to receive the consideration received as a result of such Transfer (the “Equity Consideration”).

Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer to Trian of the Fees, the Transfer of any Shares and/or Other Securities to Trian, and/or proceeds from any Transfer of any Equity Consideration to Trian.  Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either JHG or Trian.  For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By:      Trian Fund Management GP, LLC,
its general partner

By:      /s/ PETER W. MAY                    _
Name: Peter W. May
Title:  Member

Agreed to and Accepted:

/s/ NELSON PELTZ
Nelson Peltz

Exhibit 4

    As of February 1, 2022

Mr. Edward P. Garden
223 Sunset Avenue, Ste. 223
Palm Beach, Florida 33480

Dear Ed:

            In connection with the investment in Janus Henderson Group plc (“JHG”) by a fund managed by Trian Fund Management, L.P. (“Trian”), you have been appointed to serve as a director of JHG by its Board of Directors (the “Board”).

            We understand that, consistent with its practices, JHG may be awarding to you, as a director of JHG, equity compensation in the form of shares of common stock (such equity compensation, “Shares”), and may be paying to you, fees in cash, in addition to the grant of Shares referred to above (collectively, “Fees”).  This is to confirm our prior understanding that you are authorized to accept such Shares and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer or partner of Trian and for a period of 90 days thereafter, you will follow the direction of Trian with respect to (x) the Transfer (as defined below) of such Shares and (y) the Transfer of any other securities (including, without limitation, any stock options, restricted stock units or shares of common stock issuable in exchange for, or upon exercise of, such other securities) of JHG that you may receive as a director of JHG (“Other Securities”).  You further agree that (i) you will request that JHG deliver all Fees directly to an account designated by Trian, (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, “Transfer”) any Shares or Other Securities, without Trian’s prior written consent, which may be withheld in Trian’s sole discretion, (iii) you shall vote all Shares or Other Securities that you hold at any meeting of shareholders of JHG in the manner that you are directed to do so by Trian in its sole discretion and (iv) you shall execute any written consent of the shareholders of JHG as Trian may, in its sole discretion, request that you execute.  Upon any Transfer of all or a portion of any Shares or Other Securities, Trian shall be entitled to receive the consideration received as a result of such Transfer (the “Equity Consideration”).

            Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer to Trian of the Fees, the Transfer of any Shares and/or Other Securities to Trian, and/or proceeds from any Transfer of any Equity Consideration to Trian.  Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either JHG or Trian.  For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

            This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

            If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By:      Trian Fund Management GP, LLC,
      its general partner

By:      /s/ PETER W. MAY           _
Name: Peter W. May
      Title:  Member

Agreed to and Accepted:

/s/ EDWARD P. GARDEN
Edward P. Garden
Agreed to and Accepted: